Exhibit 99.1

CECT’s Sales Revenue and Gross Margin for Q4 Expect Significant
Improvement as a Result of the Flame Storm Marketing Campaign

     HUIZHOU, Guangdong, China, Dec. 3 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that hard data had began to come in confirming the first successes of the Flame Storm Marketing Campaign of its subsidiary, CEC Telecom Co., Ltd ("CECT''), which kicked off in September. The sales volume of CECT brand mobile phone handsets for the month of October was 50% higher than that of September. This excellent performance was highlighted by the league table for market share: a ranking of mobile phone handset brands in the China market. CECT gained four places from September to October 2004, according to the survey by Sino-Market Research Limited.

     “The marketing campaign is still on-going,” stressed Mr. Wu Zhi Yang, CEO of CECT and Vice-Chairman of XING, when asked whether the campaign was now over. “It was kicked off across the country in September, 2004 with the launch of thirteen new models of trendy mobile phone handsets targeting different market segments in China. Three more have recently been introduced, including the CECT590 model, the thinnest mobile phone handset with a built-in camera ever held by a Chinese consumer.”

     “The benefits of the marketing campaign to CECT are many and varied. From a marketing point of view, it reinforces the technologically sophisticated yet trendy image of the CECT brand in the minds of the consumers. The series of new higher end and fashionable models introduced and to be introduced within the framework of this campaign helps gain market share and improve gross profit. Indeed, from the gross profit perspective, a number of our best sellers are models with relatively high margins,” continued Mr. Wu.

     “As the marketing campaign of CECT further advances with success, we expect the sales revenue of XING for the fourth quarter to reach US$89 million, increasing by 34% in comparison with the quarterly average of the first three quarters of 2004,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com.

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     Rick Xiao, IR Director,
     Qiao Xing Universal Telephone, Inc.
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.
     -0-          12/03/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /